Exhibit 4 (D)

Teachers Insurance and Annuity Association of America
730 Third Avenue, New York, N.Y. 10017-3209 Telephone: [800-842-2733]

Separate Account Accumulation Contract

Contract Number:	[CLC-FA0001]
Date of Issue:	[June 1, 2010]
Contactholder	[ABC Employer Plan]

          This is a Contract between the Contractholder and Teachers Insurance and Annuity Association of America (“TIAA”). This page briefly describes some of the features of the Contract. The subsequent pages set forth in detail the rights and obligations of both TIAA and the Contractholder under the Contract.

GENERAL DESCRIPTION

All premiums for this Contract will be remitted by the Contractholder. Premiums will be allocated to the TIAA Real Estate Account. Each premium buys a number of accumulation units. Real Estate Account accumulations are not guaranteed, and may increase or decrease depending primarily on investment results. The Real Estate Account separate account charge is guaranteed not to exceed 2.50% per year of net assets.

This Contract cannot be assigned nor does it provide for loans.

/s/ William J. Mostyn III	/s/ Roger W. Ferguson, Jr.
Vice President and	President and
Corporate Secretary	Chief Executive Officer

Group Accumulation Contract

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PART A: TERMS USED IN THIS CONTRACT

1.         Business Day means any day that the New York Stock Exchange is open for trading. A Business Day ends at 4:00 p.m. Eastern time, or when trading closes on the New York Stock Exchange, if earlier.

2.         The Contract Accumulation is equal to the number of accumulation units owned under the Contract multiplied by the value of one accumulation unit. Real Estate Account accumulations are variable and are not guaranteed. They may increase or decrease depending primarily on investment results.

3.         The Custom Fund is a fund managed by the Contractholder for the purpose of achieving specified investment objectives for the benefit of the custom fund shareholders, in connection with an employer sponsored benefit plan. This Contract is issued to the Contractholder to enable the Contractholder to utilize the accounts available under the Contract toward these objectives.

4.         A Custom Fund Shareholder is an individual or institution that is the beneficial owner of shares in the Custom Fund.

5.         The General Account consists of all of TIAA’s assets other than those in separate accounts.

6.         Separate account. All premiums are allocated to the Real Estate Account and become part of a separate account. The Real Estate Account is designated as “VA-2” and was established by TIAA in accordance with New York law to provide benefits under this Contract and other contracts. The assets and liabilities of separate account VA-2 are segregated from the assets and liabilities of the general account, and from the assets and liabilities of any other TIAA separate account.

7.         A valuation day is any business day, as well as the last calendar day of each month. Valuation days end as of the close of all U.S. national exchanges where securities or other investments of the Real Estate Account are principally traded. Valuation days that aren’t business days end at 4:00 p.m. Eastern Time. A valuation period is the time from the end of a valuation day to the end of the next valuation day.

8.         “We,” “Us,” “Our,” and “Company” refer to TIAA.

9.         “You,” “Your,” “Yours,” “Contractholder” and “Trust” refer to the Contractholder named on the cover page of this Contract.

PART B: CONTRACT AND PREMIUMS

10.        The Contract.   The Contract constitutes the entire agreement between TIAA and the Contractholder and the provisions herein alone will govern with respect to the rights and obligations

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of TIAA and the Contractholder. We have issued this Contract in return for Your completed application. The Contract is incontestable. Any endorsement or amendment of this Contract or waiver of any of its provisions will be valid only when made in writing by TIAA and signed by an Executive Officer of TIAA. All benefits are payable at our home office or at another location that we designate

11.        Premiums are cash payments made by the Contractholder to TIAA, which we accept for credit to the Contract. Premiums will be allocated to the TIAA Real Estate Account. TIAA reserves the right to stop accepting premiums to the Contract at any time.

12.        Premium taxes. Any premium taxes assessed by federal, state or local governments will be deducted from Your Contract Accumulation when incurred by TIAA. TIAA may deduct these taxes when the premium is received by TIAA or when withdrawals are made. If no amount for premium tax was deducted, but premium tax is later determined to be due, TIAA will reduce Your Contract Accumulation by the amount of tax that is determined to be due by TIAA.

PART C: REAL ESTATE ACCOUNT

13.        Accumulation unit. The value of one accumulation unit is calculated at the end of each valuation day. The value of an accumulation unit is equal to the previous day’s value multiplied by the net investment factor for the Real Estate Account.

14.        The net investment factor for the Real Estate Account for a valuation period is based on the amount of accrued real estate net operating income, dividends, interest and other income during the current period, a deduction of the separate account charge, both realized and unrealized capital gains and losses incurred, and other accounting adjustments during the current period. The precise formula for the net investment factor is A divided by B, as follows:

A)	the value of the Real Estate Account’s net assets at the end of the current valuation period, less any premiums received during the current period.

B)

the value of the Real Estate Account’s net assets at the end of the previous valuation period, plus the net effect of transactions (e.g. internal transfers, benefit payments) made at the start of the current valuation period.

15.        The separate account charge covers mortality and expense risk, liquidity risk, and administrative and investment advisory services. TIAA, at its discretion, can increase or decrease the separate account charge. The separate account charge is guaranteed not to exceed 2.50% per year of net assets.

16.         Number of accumulation units. Each premium applied to the Real Estate Account buys a number of accumulation units equal to the amount of the premium divided by the value of one accumulation unit as of the end of the business day in which the premium is credited. The number of accumulation units under the Contract will be decreased by any premium taxes incurred by TIAA for

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the Real Estate Account accumulation and by any withdrawals from the Real Estate Account accumulation under the Contract. Such transactions will decrease the number of accumulation units under the Contract by an amount equal to the dollar value of the transaction divided by the value of one accumulation unit as of the end of the valuation day on which the transaction becomes effective.

PART D: WITHDRAWALS

17.         Withdrawals to Satisfy Shareholder Transactions. The Contractholder may direct us to distribute amounts held under this Contract at the Contractholder’s discretion, in order to satisfy withdrawal requests by Custom Fund Shareholders, made in accordance with the terms of the employer plan in connection with which this Contract is issued.

18.        Withdrawals to Satisfy Fund Rebalancing and Investment Objectives. The Contractholder may direct us to distribute amounts held under this Contact to achieve the rebalancing objectives and the stated investment percentages of the Custom Fund.

19.        Discontinuance by Contractholder and Effective Dates. Upon written notice to TIAA, the Contractholder may elect to discontinue this Contract in part or in its entirety. Any such request will be effective as of a date, to be stated in such notice, provided TIAA receives such notice on or before such date. Otherwise, the date of such discontinuance will be the date TIAA receives such notice. In the event of such full or partial discontinuance, the portion of the Contract Accumulation requested will be paid to the Contractholder in a single-sum. However, TIAA will require 180-days advance notice if the amount to be so paid exceeds $10 million.

PART F: GENERAL PROVISIONS

20.        Effective Date of Premiums and Withdrawals. Premiums will be credited to the Contract, as of the Business Day on which they are received by TIAA or by an agent designated by TIAA to receive them, provided they are received in good order and in accordance with established procedures, at the location(s) that TIAA will designate by prior written notice. Withdrawals will be effective as of the Business Day on which the request for the withdrawal is received by TIAA or by an agent designated by TIAA to receive such requests, provided they are received in good order and in accordance with established procedures, at the locations that TIAA will designate by prior written notice. TIAA reserves the right, at its sole discretion, to reject any premiums or withdrawal requests in accordance with applicable law.

21.        No Assignment. Neither the Contractholder nor any other person may assign, pledge, or transfer ownership of this Contract or any benefits under its terms. Any such action will be void and of no effect.

22.        Fee Withdrawals. You may withdraw amounts from the Contract Accumulation to pay fees associated with the administration of the Custom Fund. The amount and the effective date of a fee

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withdrawal will be determined by you and all values will be determined as of the end of the effective date. A fee withdrawal will reduce the Contract Accumulation by the amount withdrawn.

23.        Insulation of the separate account. TIAA owns the assets in separate account VA-2. To the extent permitted by law, the assets of the separate account will not be charged with liabilities arising out of any other business TIAA may conduct. All income, investment gains and investment losses of the separate account, whether or not realized, will be credited to or charged against only that account without regard to TIAA’s other income, gains or losses.

24.        Deletion of the Real Estate Account. TIAA may delete the Real Estate Account. If accumulation units are owned under the Contract in the Real Estate Account and it is deleted, the value of the units held under the Contract will be paid to the Contractholder.

25.        Service of Process upon TIAA. TIAA will accept service of process in any action or suit against TIAA on this Contract in any court of competent jurisdiction in the United States, provided such process is properly made. TIAA will also accept such process sent to TIAA by registered mail if the plaintiff is a resident of the jurisdiction in which the action or suit is brought. This Section does not waive any of TIAA’s rights, including the right to remove such action or suit to another court.

26.        Compliance with Laws and Regulations. TIAA will administer the Contract to comply with all laws and regulations pertaining to the terms and conditions of the Contract.

27.        Protection against claims of creditors. The benefits and rights accruing under the Contract are exempt from the claims of creditors or legal process to the fullest extent permitted by law.

28.        Severability. If any part of this Contract is declared invalid for any reason, such decision shall not affect the validity of any remaining portion. Such remaining portion shall remain in full force and effect as if the Contract had been executed with the invalid portion eliminated.

29.        No Loans. This Contract does not provide for loans.

30.        Notice Requirement. No notice, application, form, or request for benefits will be deemed to be received by us unless it is received in writing at our home office in New York, New York or at another location that we designate.

             For purposes of determining the effective dates of any transactions or crediting of premiums, such transaction requests or premiums will only be deemed to have been received when they are received by TIAA, or its appropriately designated agent, in good order, in accordance with procedures established by TIAA or as required by law.

Any questions about this Contract should be directed to us at our home office address: [730 Third Avenue, New York, New York 10017-3209].

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